WOODSIDE

22 November 2006

06019018

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside farms into Brazilian acreage

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
DEC 1 2 2006
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 22 NOVEMBER 2006
6.30AM (AWST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE FARMS INTO BRAZILIAN ACREAGE

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., has agreed to acquire from Repsol-YPF a 25% interest in nine exploration blocks in the Santos Basin off south-eastern Brazil.

Assignment of the interest is subject to the prior approval of Brazilian authorities.

The blocks, awarded to Repsol-YPF in Brazil's 2005 licensing round, are about 180km south-east of Sao Paulo in water depths of 150 metres to nearly 1000 metres and cover 2060sqkm.

Under the agreement, Repsol-YPF will operate the blocks – S-M-506, S-M-616, S-M-617, S-M-670, S-M-673, S-M-674, S-M-675, S-M-728 and S-M-789.

Woodside's commitment in the first exploration term of four years covers its share of three-dimensional seismic acquisition and one exploration well. A one-year extension of the exploration term is possible.

The agreement is consistent with Woodside's strategy to have several exploration opportunities cycling through the business with significant potential upside, attractive fiscal terms and competitive entry cost.


Sao Paulo
Campos Basin
S-M-0617
S-M-0616
S-M-0506
S-M-0670
S-M-0728
S-M-0789
S-M-0675
S-M-0674
S-M-0673
Santos Basin
BRAZIL
Woodside Non-Operator Interests
Oil Field
Gas Field
100km
Location Map